FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of August 2010.

Total number of pages: 43

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010 (Unaudited)
(FROM APRIL 1, 2010 TO JUNE 30, 2010) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010 (Unaudited)

(FROM APRIL 1, 2010 TO JUNE 30, 2010)

CONSOLIDATED

Released on August 19, 2010

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the three months ended June 30
	2009	2010	2010
Net sales	¥123,486	¥170,800	$1,930,380
Operating income	10,284	27,003	305,188
Income from continuing operations before income taxes	8,750	20,972	237,025
Income from continuing operations attributable to Nidec Corporation	5,881	13,783	155,775
Loss on discontinued operations attributable to Nidec Corporation	(62)	-	-
Net income attributable to Nidec Corporation	¥5,819	¥13,783	$155,775
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥42.22	¥98.95	$1.12
Loss on discontinued operations attributable to Nidec Corporation	(0.44)	-	-
Net income attributable to Nidec Corporation	41.78	98.95	1.12
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	42.22	98.95	1.12
Loss on discontinued operations attributable to Nidec Corporation	(0.44)	-	-
Net income attributable to Nidec Corporation	¥41.78	¥98.95	$1.12

CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	2010
	March 31	June 30	June 30
Current assets	¥374,883	¥389,494	$4,402,057
Investments	18,076	14,969	169,180
Property, plant, equipment and others	299,832	298,857	3,377,678
Total assets	692,791	703,320	7,948,915
Current liabilities	262,265	282,465	3,192,416
Long-term liabilities	28,995	24,588	277,894
Total liabilities	291,260	307,053	3,470,310
Total Nidec Corporation shareholders’ equity	340,309	336,675	3,805,098
Noncontrolling interests	61,222	59,592	673,507
Total liabilities and equity	¥692,791	¥703,320	$7,948,915

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
Net cash provided by operating activities	¥26,730	¥20,059	$226,707
Net cash used in investing activities	(8,086)	(13,818)	(156,171)
Net cash (used in) provided by financing activities	(58,405)	3,900	44,078
Effect of exchange rate changes on cash and cash equivalents	(1,200)	(6,076)	(68,671)
Net (decrease) increase in cash and cash equivalents	(40,961)	4,065	45,943
Cash and cash equivalents at beginning of period	200,966	123,309	1,393,637
Cash and cash equivalents at end of period	¥160,005	¥127,374	$1,439,580

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and other relevant product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has operations.

As used in this document, references to “we,” ”our”, “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and "Japanese yen", “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009 (Unaudited)

As of September 30, 2009, we discontinued our semiconductor manufacturing equipment business which had been included within "machinery". All prior period semiconductor manufacturing equipment amounts have been reclassified to discontinued operations pursuant to the FASB Accounting Standards Codification™ (ASC), 205-20 "Presentation of Financial Statements-Discontinued Operations" to enable comparisons between the relevant amounts for the three months ended June 30, 2009 and 2010.

Net Sales

	(Yen in millions) For the three months ended June 30
	2009	2010	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥45,152	¥52,532	¥7,380	16.3%
Other small precision brushless DC motors	15,914	21,456	5,542	34.8
Brushless DC fans	7,337	8,840	1,503	20.5
Other small precision motors	3,869	4,859	990	25.6
Sub-total	72,272	87,687	15,415	21.3
Mid-size motors	15,704	24,760	9,056	57.7
Machinery	7,599	17,221	9,622	126.6
Electronic and optical components	22,306	32,380	10,074	45.2
Others	5,605	8,752	3,147	56.1
Consolidated total	¥123,486	¥170,800	¥47,314	38.3%

Our net sales increased ¥47,314 million, or 38.3%, from ¥123,486 million for the three months ended June 30, 2009 to ¥170,800 million for the three months ended June 30, 2010. This increase was due to the recovery in recent months from the world-wide recession, which had negatively impacted our business in previous quarterly periods. However, with the increase in financial deficits and credit impairment of some European countries, triggered by Greece’s financial crisis, there are increasing concerns about the possibility of a second recession which could affect the economy globally and in turn affect our net sales. In addition, the strong Japanese yen particularly against the U.S. dollar has had, and is expected to continue to have, an adverse impact on our results of operations and financial condition, particularly net sales and shareholders’ equity, as unit prices of many of our products are denominated in U.S. dollars and we continue to expand our overseas operations. Appreciation of the Japanese yen against other currencies will also affect our foreign currency translation adjustments, which will in turn negatively affect our shareholders’ equity.

(Small precision motors)

Net sales of small precision motors increased ¥15,415 million, or 21.3%, from ¥72,272 million for the three months ended June 30, 2009 to ¥87,687 million for the three months ended June 30, 2010. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥7,380 million, or 16.3%, from ¥45,152 million for the three months ended June 30, 2009 to ¥52,532 million for the three months ended June 30, 2010. This increase in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 was primarily due to a 27% increase in unit shipments of our hard disk drives spindle motors, partially offset by the effects of 9% and 3% decreases in the average unit price of our hard disk drives spindle motors on a U.S. dollar basis and on a Japanese yen basis. Unit shipments of our spindle motors for 2.5-inch hard disk drives and 3.5-inch hard disk drives increased 27% and 30%, respectively, for the three months ended June 30, 2010, compared to the three months ended June 30, 2009. Net sales of hard disk drives spindle motors accounted for 36.6% of total net sales for the three months ended June 30, 2009 and 30.8% of total net sales for the three months ended June 30, 2010.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors increased ¥5,542 million, or 34.8%, from ¥15,914 million for the three months ended June 30, 2009 to ¥21,456 million for the three months ended June 30, 2010. This increase was primarily due to increases in sales of small precision brushless DC motors by the Nidec Sankyo group and small precision brushless DC motors for optical disk drives by Nidec Corporation and its direct-line subsidiaries. Net sales of other small precision brushless DC motors accounted for 12.9% of total net sales for the three months ended June 30, 2009 and 12.6% of total net sales for the three months ended June 30, 2010.

Brushless DC fans

Net sales of brushless DC fans increased ¥1,503 million, or 20.5%, from ¥7,337 million for the three months ended June 30, 2009 to ¥8,840 million for the three months ended June 30, 2010. This increase was primarily due to increases in sales by Nidec Corporation and its direct-line subsidiaries and the Nidec Servo group. In particular, unit shipments and sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for the three months ended June 30, 2010 increased approximately 23% and 15%, respectively, compared to the three months ended June 30, 2009. The appreciation of the Japanese yen against the U.S. dollar negatively impacted sales by approximately 5%. The average unit price of brushless DC fans on a U.S. dollar basis for the three months ended June 30, 2010 decreased approximately 1% compared to the three months ended June 30, 2009. Net sales of brushless DC fans accounted for 5.9% of total net sales for the three months ended June 30, 2009 and 5.2% of total net sales for the three months ended June 30, 2010.

Other small precision motors

Net sales of other small precision motors increased ¥990 million, or 25.6%, from ¥3,869 million for the three months ended June 30, 2009 to ¥4,859 million for the three months ended June 30, 2010. This increase was primarily due to an increase in sales by the Nidec Servo group. Net sales of other small precision motors accounted for 3.1% of total net sales for the three months ended June 30, 2009 and 2.7% of total net sales for the three months ended June 30, 2010.

(Mid-size motors)

Net sales of mid-size motors increased ¥9,056 million, or 57.7%, from ¥15,704 million for the three months ended June 30, 2009 to ¥24,760 million for the three months ended June 30, 2010. This increase was primarily due to an increase in sales of mid-size motors for home appliances and industrial use which included approximately ¥3,800 million of sales at Nidec Sole Motors S.R.L and its subsidiary, which were newly consolidated for the three months ended March 31, 2010, and an increase in sales of mid-size motors for automobiles. Sales at Nidec Motors and Actuators for the three months ended June 30, 2010 increased approximately 43%, compared to the three months ended June 30, 2009, which more than offset the negative effect of the appreciation of the Japanese yen against the Euro. Sales of our mid-size motors for electric power steering for the three months ended June 30, 2010 increased approximately 21% compared to the three months ended June 30, 2009. Net sales of mid-size motors accounted for 12.7% of our total net sales for the three months ended June 30, 2009 and 14.5% of total net sales for the three months ended June 30, 2010.

(Machinery)

Net sales of machinery increased ¥9,622 million, or 126.6%, from ¥7,599 million for the three months ended June 30, 2009 to ¥17,221 million for the three months ended June 30, 2010. This was primarily due to an increase of approximately ¥4,400 million, or 144%, in sales of LCD panel handling robots at the Nidec Sankyo group and an increase of approximately ¥2,100 million, ¥1,200 million and ¥1,000 million in sales at the Nidec-Read group, the Nidec-Shimpo group and the Nidec-Kyori group, respectively, compared to the three months ended June 30, 2009. Net sales of machinery accounted for 6.2% of our total net sales for the three months ended June 30, 2009 and 10.1% of total net sales for the three months ended June 30, 2010.

(Electronic and optical components)

Net sales of electronic and optical components increased ¥10,074 million, or 45.2%, from ¥22,306 million for the three months ended June 30, 2009 to ¥32,380 million for the three months ended June 30, 2010. This was mainly due to an increase of approximately ¥5,900 million, or 57%, in sales of such products as shutters and lens units for digital cameras and mobile phones at the Nidec Copal group and an increase of approximately ¥2,900 million, or 60%, in sales of such products as circuit components and sensors at the Nidec Copal Electronics group, compared to the three months ended June 30, 2009. Net sales of electronic and optical components accounted for 18.1% of our total net sales for the three months ended June 30, 2009 and 19.0% of total net sales for the three months ended June 30, 2010.

(Others)

Net sales of other products increased ¥3,147 million, or 56.1%, from ¥5,605 million for the three months ended June 30, 2009 to ¥8,752 million for the three months ended June 30, 2010. This was primarily due to an increase of approximately ¥2,700 million, or 72%, in sales of automotive parts at the Nidec Tosok group compared to the three months ended June 30, 2009. Net sales of other products accounted for 4.5% of total net sales for the three months ended June 30, 2009 and 5.1% of total net sales for the three months ended June 30, 2010.

Cost of Products Sold

Our cost of products sold increased ¥28,136 million, or 29.2%, from ¥96,218 million for the three months ended June 30, 2009 to ¥124,354 million for the three months ended June 30, 2010. This increase mainly corresponded to the overall increase in sales.

As a percentage of net sales, our cost of products sold decreased from 77.9% for the three months ended June 30, 2009 to 72.8% for the three months ended June 30, 2010. This decrease was primarily due to cost reductions achieved through our streamlining of manufacturing process, in-sourcing of product manufacturing, enhanced economies of scale, improved material procurement management and an increase in the unit volume of higher margin products.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥2,004 million, or 17.6%, from ¥11,383 million for the three months ended June 30, 2009 to ¥13,387 million for the three months ended June 30, 2010. This increase was due mainly to an increase in personnel expenses subsequent to a temporary reduction of employee salaries in Japan during the previous fiscal year.

As a percentage of net sales, our selling, general and administrative expenses decreased from 9.3% for the three months ended June 30, 2009 to 7.9% for the three months ended June 30, 2010.

Research and Development Expenses

Our research and development expenses increased ¥455 million, or 8.1%, from ¥5,601 million for the three months ended June 30, 2009 to ¥6,056 million for the three months ended June 30, 2010. The lower research and development expenses for the three months ended June 30, 2009 partly reflects the effect of our cost reduction measures implemented at the time. Research and development expenses also increased in the three months ended June 30, 2010 as we increased research and development expenses relating to mid-size motors for automobiles in response to increased demand for our new products for electric vehicles and hybrid electric vehicles.

As a percentage of net sales, our research and development expenses decreased from 4.5% for the three months ended June 30, 2009 to 3.5% for the three months ended June 30, 2010.

Operating Income

As a result of the foregoing, our operating income increased ¥16,719 million, or 162.6%, from ¥10,284 million for the three months ended June 30, 2009 to ¥27,003 million for the three months ended June 30, 2010.

As a percentage of net sales, our operating income increased from 8.3% for the three months ended June 30, 2009 to 15.8% for the three months ended June 30, 2010.

Other Income (Expense)

Our other expenses increased ¥4,497 million, or 293.2%, from ¥1,534 million for the three months ended June 30, 2009 to ¥6,031 million for the three months ended June 30, 2010. This increase was mainly due to a ¥4,596 million, or 437.7%, increase in foreign exchange loss from ¥1,050 million for the three months ended June 30, 2009 to ¥5,646 million for the three months ended June 30, 2010 resulting from the appreciation of the Japanese yen against the U.S. dollar.

The Japanese yen to U.S. dollar exchange rates were ¥98.23 to the U.S. dollar as of March 31, 2009 and ¥96.01 to the U.S. dollar as of June 30, 2009. The Japanese yen appreciated against the U.S. dollar to ¥93.04 to the U.S. dollar as of March 31, 2010 and ¥88.48 to the U.S. dollar as of June 30, 2010. Foreign exchange fluctuations can have a significant impact on our results of operations and financial condition, as we have a substantial amount of U.S. dollar-based purchases of inventory and sales of products.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥12,222 million, or 139.7%, from ¥8,750 million for the three months ended June 30, 2009 to ¥20,972 million for the three months ended June 30, 2010.

As a percentage of net sales, our income from continuing operations before income taxes increased from 7.1% for the three months ended June 30, 2009 to 12.3% for the three months ended June 30, 2010.

Income Taxes

Our income taxes increased ¥2,969 million, or 119.5%, from ¥2,484 million for the three months ended June 30, 2009 to ¥5,453 million for the three months ended June 30, 2010. This was primarily due to the increase in income from continuing operations before income taxes despite a decrease in the estimated effective income tax rate for the three months ended June 30, 2010.

The estimated effective income tax rate for the three months ended June 30, 2010 was 26.0%, and it lowered by about 2.4 percentage points compared with the effective income tax rate for the three months ended June 30, 2009. The main reason for the decrease was the net impact of the decrease in the impact on the effective tax rate of the valuation allowance and tax benefit in foreign subsidiaries.

For more information, see Note 8 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income (Loss) of Affiliated Companies

We had equity in net income of affiliated companies of ¥2 million for the three months ended June 30, 2010, as compared to equity in net loss of affiliated companies in the amount of ¥107 million for the three months ended June 30, 2009.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased ¥9,362 million, or 152.0%, from ¥6,159 million for the three months ended June 30, 2009 to ¥15,521 million for the three months ended June 30, 2010.

Loss on Discontinued Operations

We recorded ¥94 million of loss on discontinued operations for the three months ended June 30, 2009 but had no such loss for the three months ended June 30, 2010.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥9,456 million, or 155.9%, from ¥6,065 million for the three months ended June 30, 2009 to ¥15,521 million for the three months ended June 30, 2010.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests increased ¥1,492 million, or 606.5%, from ¥246 million for the three months ended June 30, 2009 to ¥1,738 million for the three months ended June 30, 2010. This increase was primarily due to increases in incomes of some of our group companies, including Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and their respective subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥7,964 million, or 136.9%, from ¥5,819 million for the three months ended June 30, 2009 to ¥13,783 million for the three months ended June 30, 2010.

As a percentage of net sales, our net income increased from 4.7% for the three months ended June 30, 2009 to 8.1% for the three months ended June 30, 2010.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are primarily based on legal entities. As described below, one of the reportable segments is NCJ, while the others are NCJ’s 13 consolidated subsidiaries: NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, NSRV, NTMC and NMA. For the information required by ASC280, see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes the subsidiary's mid-size motors businesses.

The NCS segment comprises Nidec Singapore Pte.Ltd., a subsidiary in Singapore, which primarily sells hard disk drive motors, DC motors, fans, and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automotive parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts.

The NSRV segment comprises Nidec Servo Corporation in Japan, which primarily produces and sells DC motors, fans and other small precision motors.

The NTMC segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its subsidiaries in Japan, Asia and Europe, which primarily produce and sell mid-size motors.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive motors.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

We evaluate our performance based on segmental income and loss, which consists of sales and operating revenues less operating expenses. Segmental income or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL and NSRV’s operating income or loss is determined in accordance with Japanese GAAP, NET applies Thai accounting principles, NCC and NCD apply Chinese accounting principles, NCS applies Singaporean accounting principles, NCH applies Hong Kong accounting principles, NCF applies Philippine accounting principles, NTMC mainly applies Japanese GAAP, and NMA applies mainly International Financial Reporting Standards (IFRS). Therefore, our segmental data have not been prepared in accordance with U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating income or loss are accounting for pension and severance costs and for leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the three months ended June 30, 2009 and 2010. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the three months ended June 30, 2009 and 2010:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
NCJ
Net sales to external customers	¥14,441	¥18,548	$209,629
Net sales to other operating segments	16,966	20,924	236,483
Sub total	31,407	39,472	446,112
NET
Net sales to external customers	19,290	21,946	248,033
Net sales to other operating segments	9,116	10,852	122,649
Sub total	28,406	32,798	370,682
NCC
Net sales to external customers	5,004	6,668	75,362
Net sales to other operating segments	937	1,178	13,314
Sub total	5,941	7,846	88,676
NCD
Net sales to external customers	1,403	1,519	17,168
Net sales to other operating segments	5,560	6,444	72,830
Sub total	6,963	7,963	89,998

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
NCS
Net sales to external customers	5,872	6,509	73,565
Net sales to other operating segments	64	123	1,390
Sub total	5,936	6,632	74,955
NCH
Net sales to external customers	10,525	14,753	166,738
Net sales to other operating segments	1,348	511	5,775
Sub total	11,873	15,264	172,513
NCF
Net sales to external customers	1,711	1,886	21,316
Net sales to other operating segments	5,752	8,239	93,117
Sub total	7,463	10,125	114,433
NSNK
Net sales to external customers	6,869	11,228	126,899
Net sales to other operating segments	2,384	4,696	53,074
Sub total	9,253	15,924	179,973
NCPL
Net sales to external customers	9,019	12,961	146,485
Net sales to other operating segments	695	1,456	16,456
Sub total	9,714	14,417	162,941
NTSC
Net sales to external customers	4,168	7,202	81,397
Net sales to other operating segments	28	89	1,006
Sub total	4,196	7,291	82,403
NCEL
Net sales to external customers	3,441	5,658	63,947
Net sales to other operating segments	962	1,622	18,332
Sub total	4,403	7,280	82,279
NSRV
Net sales to external customers	3,618	4,381	49,514
Net sales to other operating segments	816	1,557	17,597
Sub total	4,434	5,938	67,111
NTMC
Net sales to external customers	8,452	14,852	167,857
Net sales to other operating segments	198	240	2,712
Sub total	8,650	15,092	170,569
NMA
Net sales to external customers	6,603	9,007	101,797
Net sales to other operating segments	1,865	1,467	16,580
Sub total	8,468	10,474	118,377

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
All Others
Net sales to external customers	21,968	33,031	373,315
Net sales to other operating segments	35,604	65,942	745,276
Sub total	57,572	98,973	1,118,591
Total
Net sales to external customers	122,384	170,149	1,923,022
Net sales to other operating segments	82,295	125,340	1,416,591
Adjustments (*)	1,102	651	7,358
Intersegment elimination	(82,295)	(125,340)	(1,416,591)
Consolidated total (net sales)	¥123,486	¥170,800	$1,930,380

(*) See Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
Operating income or loss:
NCJ	¥1,383	¥3,103	$35,070
NET	4,246	5,888	66,546
NCC	173	754	8,522
NCD	741	1,233	13,935
NCS	59	77	870
NCH	136	193	2,181
NCF	988	1,945	21,982
NSNK	(130)	1,730	19,553
NCPL	(44)	782	8,838
NTSC	256	603	6,815
NCEL	224	1,043	11,788
NSRV	(30)	456	5,154
NTMC	179	1,140	12,884
NMA	(183)	157	1,774
All Others	2,208	7,769	87,806
Total	10,206	26,873	303,718
Adjustments (*)	78	130	1,470
Consolidated total	¥10,284	¥27,003	$305,188

(*) See Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of NCJ increased ¥8,065 million, or 25.7%, from ¥31,407 million for the three months ended June 30, 2009 to ¥39,472 million for the three months ended June 30, 2010. This increase was primarily due to an increase in demand for hard disk drives spindle motors and other small precision motors.

Net sales to external customers of NCJ increased ¥4,107 million, or 28.4%, from ¥14,441 million for the three months ended June 30, 2009 to ¥18,548 million for the three months ended June 30, 2010. Net sales to other operating segments of NCJ increased ¥3,958 million, or 23.3%, from ¥16,966 million for the three months ended June 30, 2009 to ¥20,924 million for the three months ended June 30, 2010. Operating income of NCJ increased ¥1,720 million, or 124.4%, from ¥1,383 million for the three months ended June 30, 2009 to ¥3,103 million for the three months ended June 30, 2010. This increase was due primarily to an increase in royalty and commission fees from subsidiaries, in addition to the increase in sales.

Net sales of NET increased ¥4,392 million, or 15.5%, from ¥28,406 million for the three months ended June 30, 2009 to ¥32,798 million for the three months ended June 30, 2010. This was primarily due to an increase in demand for hard disk drives spindle motors and an increase in production capacity. Operating income of NET increased ¥1,642 million, or 38.7%, from ¥4,246 million for the three months ended June 30, 2009 to ¥5,888 million for the three months ended June 30, 2010. This was primarily due to an increase in the unit volume of higher margin products, an expansion of in-sourcing of product manufacturing and streamlining of manufacturing process, in addition to the increase in sales.

Net sales of NCC increased ¥1,905 million, or 32.1%, from ¥5,941 million for the three months ended June 30, 2009 to ¥7,846 million for the three months ended June 30, 2010. This was primarily due to an increase in demand for hard disk drives spindle motors from a major customer in China. Operating income of NCC increased ¥581 million, or 335.8%, from ¥173 million for the three months ended June 30, 2009 to ¥754 million for the three months ended June 30, 2010. This increase was primarily due to the increase in sales and lower unit production costs achieved by expanding in-sourcing of product manufacturing and streamlining of our manufacturing processes.

Net sales of NCD increased ¥1,000 million, or 14.4%, from ¥6,963 million for the three months ended June 30, 2009 to ¥7,963 million for the three months ended June 30, 2010. This increase was primarily due to an increase in demand for DC motors and fans. Operating income of NCD increased ¥492 million, or 66.4%, from ¥741 million for the three months ended June 30, 2009 to ¥1,233 million for the three months ended June 30, 2010. This increase was primarily due to the cost reduction achieved in part through improved material procurement management, in addition to the increase in sales.

Net sales of NCS increased ¥696 million, or 11.7%, from ¥5,936 million for the three months ended June 30, 2009 to ¥6,632 million for the three months ended June 30, 2010, primarily resulting from an increase in demand for DC motors, fans and hard disk drives spindle motors. Operating income of NCS increased ¥18 million, or 30.5%, from ¥59 million for the three months ended June 30, 2009 to ¥77 million for the three months ended June 30, 2010. This was primarily due to the increase in sales of higher margin products.

Net sales of NCH increased ¥3,391 million, or 28.6%, from ¥11,873 million for the three months ended June 30, 2009 to ¥15,264 million for the three months ended June 30, 2010. This increase was due primarily to an increase in demand for DC motors for optical disk drives and DC fans. Operating income of NCH increased ¥57 million, or 41.9%, from ¥136 million for the three months ended June 30, 2009 to ¥193 million for the three months ended June 30, 2010. This increase was mainly due to the increase in sales of higher margin products.

Net sales of NCF increased ¥2,662 million, or 35.7%, from ¥7,463 million for the three months ended June 30, 2009 to ¥10,125 million for the three months ended June 30, 2010, resulting primarily from an increase in demand of hard disk drives spindle motors. Operating income of NCF increased ¥957 million, or 96.9%, from ¥988 million for the three months ended June 30, 2009 to ¥1,945 million for the three months ended June 30, 2010. The increase in operating income was due to enhanced economies of scale and expanded in-sourcing of product manufacturing, in addition to the increase in sales.

Net sales of NSNK increased ¥6,671 million, or 72.1%, from ¥9,253 million for the three months ended June 30, 2009 to ¥15,924 million for the three months ended June 30, 2010. This was due primarily to increases in demand for LCD panel handling robots, control device unit and stepping motors. NSNK recorded operating income of ¥1,730 million for the three months ended June 30, 2010, compared to an operating loss of ¥130 million for the three months ended June 30, 2009. This was primarily due to an increase in the unit volume of higher margin products and lower production costs, in addition to the increase in sales.

Net sales of NCPL increased ¥4,703 million, or 48.4%, from ¥9,714 million for the three months ended June 30, 2009 to ¥14,417 million for the three months ended June 30, 2010. This was primarily due to an increase in demand for shutters for digital cameras. NCPL recorded operating income of ¥782 million for the three months ended June 30, 2010, compared to an operating loss of ¥44 million for the three months ended June 30, 2009. This was primarily due to enhanced economies of scale in addition to the increase in sales.

Net sales of NTSC increased ¥3,095 million, or 73.8%, from ¥4,196 million for the three months ended June 30, 2009 to ¥7,291 million for the three months ended June 30, 2010. This was primarily due to a significant increase in demand for automobile parts which more than offset a decrease in sales of measuring equipment. Operating income of NTSC increased ¥347 million, or 135.5%, from ¥256 million for the three months ended June 30, 2009 to ¥603 million for the three months ended June 30, 2010. This was due to lower production costs, in addition to the increase in sales.

Net sales of NCEL increased ¥2,877 million, or 65.3%, from ¥4,403 million for the three months ended June 30, 2009 to ¥7,280 million for the three months ended June 30, 2010. This increase was primarily due to an increase in demand of electronic components such as electronic circuit components. Operating income increased ¥819 million, or 365.6%, from ¥224 million for the three months ended June 30, 2009 to ¥1,043 million for the three months ended June 30, 2010. This was primarily due to enhanced economies of scale in addition to the increase in sales.

Net sales of NSRV increased ¥1,504 million, or 33.9%, from ¥4,434 million for the three months ended June 30, 2009 to ¥5,938 million for the three months ended June 30, 2010. This was primarily due to an increase in demand for small precision motors such as fans and stepping motors. NSRV recorded operating income of ¥456 million for the three months ended June 30, 2010, compared to an operating loss of ¥30 million for the three months ended June 30, 2009. This was due to an increase in unit volume of higher margin products, and a decrease in cost mainly as a result of improved procurement management, in addition to the increase in sales.

Net sales of NTMC increased ¥6,442 million, or 74.5%, from ¥8,650 million for the three months ended June 30, 2009 to ¥15,092 million for the three months ended June 30, 2010. This was primarily due to an increase in demand for mid-size motors for home appliances, in addition to approximately ¥3,800 million of sales at Nidec Sole Motors S.R.L and its subsidiary which were newly consolidated for the three months ended March 31, 2010. Operating income increased ¥961 million, or 536.9%, from ¥179 million for the three months ended June 30, 2009 to ¥1,140 million for the three months ended June 30, 2010. This increase was due to cost reductions resulting in part from improved material procurement management, in addition to the increase in sales.

Net sales of NMA increased ¥2,006 million or 23.7%, from ¥8,468 million for the three months ended June 30, 2009 to ¥10,474 million for the three months ended June 30, 2010. This was primarily due to an increase in demand for automotive motors. NMA recorded operating income of ¥157 million for the three months ended June 30, 2010, compared to an operating loss of ¥183 million for the three months ended June 30, 2009. This was due to streamlining of our manufacturing processes, in addition to the increase in sales.

Within the All Others segment, net sales increased ¥41,401 million, or 71.9%, from ¥57,572 million for the three months ended June 30, 2009 to ¥98,973 million for the three months ended June 30, 2010. This was primarily due to significant increases in demand in many business lines within this segment. Operating income of this segment increased ¥5,561 million, or 251.9%, from ¥2,208 million for the three months ended June 30, 2009 to ¥7,769 million for the three months ended June 30, 2010. This was primarily due to reduction in overall selling and general administrative expenses and lower production costs in addition to the increase in sales.

Liquidity and Capital Resources

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥10,529 million, or 1.5%, from ¥692,791 million as of March 31, 2010 to ¥703,320 million as of June 30, 2010. This was mainly due to an increase in inventories of ¥10,235 million primarily in response to inventory adjustments by some customers, and an increase in cash and cash equivalents of ¥4,065 million as described below under “Cash Flows”. On the other hand, marketable securities, other securities investments and other investments decreased ¥3,062 million as a result of a decline in the market prices of equity securities of Japanese companies that we hold.

Our total liabilities increased ¥15,793 million, or 5.4%, from ¥291,260 million as of March 31, 2010 to ¥307,053 million as of June 30, 2010. The increase was mainly due to an increase in short-term borrowings of ¥13,206 million and an increase in trade notes and accounts payable of ¥4,742 million corresponding to the recovery in sales.

Our working capital, defined as current assets less current liabilities, decreased ¥5,589 million, or 5.0%, from ¥112,618 million as of March 31, 2010 to ¥107,029 million as of June 30, 2010.

Our total Nidec Corporation shareholders’ equity decreased ¥3,634 million, or 1.1%, from ¥340,309 million as of March 31, 2010 to ¥336,675 million as of June 30, 2010. This decrease was primarily due to an increase in negative foreign currency translation adjustments of ¥9,969 million owing to the Japanese yen appreciating against other currencies, which was offset in part by an increase in retained earnings of ¥8,211 million. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 1.2 percentage points from 49.1% as of March 31, 2010 to 47.9% as of June 30, 2010.

Cash Flows

Net cash provided by operating activities decreased ¥6,671 million from ¥26,730 million for the three months ended June 30, 2009 to ¥20,059 million for the three months ended June 30, 2010. Although our consolidated net income increased ¥9,456 million, the decreased cash inflows from operating activities were primarily due to the negative impact of changes in operating assets and liabilities of ¥16,779 million.

For the three months ended June 30, 2010, we had ¥20,059 million of cash inflows primarily due to consolidated net income of ¥15,521 million. On the other hand, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥7,624 million which consisted of an increase in operating assets of ¥16,236 million and an increase in notes and accounts payable of ¥8,612 million.

For the three months ended June 30, 2009, we had ¥26,730 million of cash inflows primarily due to consolidated net income of ¥6,065 million and the positive impact of changes in operating assets and liabilities of ¥9,155 million primarily owing to the gradual recovery of our customers' demand for our hard disk drives spindle motors.

Net cash used in investing activities increased ¥5,732 million from ¥8,086 million for the three months ended June 30, 2009 to ¥13,818 million for the three months ended June 30, 2010. The increased cash outflows from investing activities were mainly due to an increase in additions to property, plant and equipment of ¥4,049 million resulting from our increased capital investments.

For the three months ended June 30, 2010, we had ¥13,818 million of cash outflows mainly due to additions to property, plant and equipments of ¥12,427 million.

For the three months ended June 30, 2009, we had ¥8,086 million of cash outflows mainly due to additions to property, plant and equipments of ¥8,378 million.

Net cash provided by financing activities was ¥3,900 million for the three months ended June 30, 2010, while net cash used in financing activities was ¥58,405 million for the three months ended June 30, 2009. The increased cash inflows in financing activities was mainly due to an increase in short-term borrowings of ¥13,435 million for the three months ended June. 30, 2010, compared to a decrease in short-term borrowings of ¥51,065 million for the three months ended June 30, 2009. This increase was partially offset by cash outflows due to an increase in dividends paid to shareholders of Nidec Corporation of ¥1,393 million compared to the three months ended June 30, 2009.

For the three months ended June 30, 2010, we had ¥3,900 million of cash inflows mainly due to an increase in short-term borrowings of ¥13,435 million. On the other hand, we had cash outflows due primarily to dividends paid to shareholders of Nidec Corporation of ¥5,572 million.

For the three months ended June 30, 2009, we had ¥58,405 million of cash outflows mainly due to a decrease in short-term borrowings of ¥51,065 million and dividends paid to shareholders of Nidec Corporation of ¥4,179 million.

As a result of the foregoing factors and the effect of exchange rate fluctuations on cash and cash equivalents, our total outstanding balance of cash and cash equivalents increased ¥4,065 million from ¥123,309 million as of March 31, 2010 to ¥127,374 million as of June 30, 2010. We hold our cash and cash equivalents primarily in U.S. dollars, Japanese yen, Thai bahts and Chinese yuan.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	June 30, 2010	June 30, 2010
Current assets:
Cash and cash equivalents	¥123,309	¥127,374	$1,439,580
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥398 million on March 31, 2010 and ¥351 million ($3,967 thousand) on June 30, 2010
Notes	10,968	11,647	131,634
Accounts	151,430	149,184	1,686,076
Inventories:
Finished goods	28,323	33,216	375,407
Raw materials	19,428	22,471	253,967
Work in progress	17,995	19,624	221,790
Project in progress	653	908	10,262
Supplies and other	3,104	3,519	39,772
Other current assets	19,673	21,551	243,569
Total current assets	374,883	389,494	4,402,057

Marketable securities and other securities investments	17,462	14,400	162,749
Investments in and advances to affiliated companies	614	569	6,431
	18,076	14,969	169,180
Property, plant and equipment:
Land	39,605	39,283	443,976
Buildings	127,152	126,838	1,433,522
Machinery and equipment	269,208	265,524	3,000,949
Construction in progress	12,436	14,596	164,964
	448,401	446,241	5,043,411
Less - Accumulated depreciation	(247,094)	(243,729)	(2,754,623)
	201,307	202,512	2,288,788
Goodwill	72,231	71,724	810,624
Other non-current assets, net of allowance for doubtful accounts of ¥1,432 million on March 31, 2010 and ¥1,409 million ($15,925 thousand) on June 30, 2010	26,294	24,621	278,266
Total assets	¥692,791	¥703,320	$7,948,915

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	June 30, 2010	June 30, 2010
Current liabilities:
Short-term borrowings	¥115,467	¥128,673	$1,454,261
Current portion of long-term debt	1,497	1,454	16,433
Trade notes and accounts payable	109,143	113,885	1,287,127
Other current liabilities	36,158	38,453	434,595
Total current liabilities	262,265	282,465	3,192,416

Long-term liabilities:
Long-term debt	1,745	1,474	16,659
Accrued pension and severance costs	15,542	11,436	129,250
Other long-term liabilities	11,708	11,678	131,985
Total long-term liabilities	28,995	24,588	277,894

Commitments and contingencies (Note 9)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2010 and 145,075,080 shares on June 30, 2010	66,551	66,551	752,159
Additional paid-in capital	69,090	67,816	766,456
Retained earnings	257,255	265,466	3,000,294
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(29,234)	(39,203)	(443,072)
Unrealized gains from securities, net of reclassification adjustments	1,747	450	5,086
Pension liability adjustments	(1,033)	(336)	(3,797)

Treasury stock, at cost: 5,784,406 shares on March 31, 2010 and 5,784,535 shares on June 30, 2010	(24,067)	(24,069)	(272,028)
Total Nidec Corporation shareholders’ equity	340,309	336,675	3,805,098
Noncontrolling interests	61,222	59,592	673,507
Total equity	401,531	396,267	4,478,605
Total liabilities and equity	¥692,791	¥703,320	$7,948,915

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010

Net sales	¥123,486	¥170,800	$1,930,380
Operating expenses:
Cost of products sold	96,218	124,354	1,405,448
Selling, general and administrative expenses	11,383	13,387	151,299
Research and development expenses	5,601	6,056	68,445
	113,202	143,797	1,625,192
Operating income	10,284	27,003	305,188
Other income (expense):
Interest and dividend income	201	249	2,814
Interest expense	(206)	(132)	(1,492)
Foreign exchange loss, net	(1,050)	(5,646)	(63,811)
Loss on marketable securities, net	(15)	(158)	(1,786)
Other, net	(464)	(344)	(3,888)
	(1,534)	(6,031)	(68,163)
Income from continuing operations before income taxes	8,750	20,972	237,025
Income taxes	(2,484)	(5,453)	(61,630)
Equity in net (loss) income of affiliated companies	(107)	2	23
Income from continuing operations	6,159	15,521	175,418
Loss on discontinued operations	(94)	-	-
Consolidated net income	6,065	15,521	175,418
Less: Net income attributable to noncontrolling interests	(246)	(1,738)	(19,643)
Net income attributable to Nidec Corporation	¥5,819	¥13,783	$155,775

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥42.22	¥98.95	$1.12
Loss on discontinued operations attributable to Nidec Corporation	(0.44)	-	-
Net income attributable to Nidec Corporation	41.78	98.95	1.12
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	42.22	98.95	1.12
Loss on discontinued operations attributable to Nidec Corporation	(0.44)	-	-
Net income attributable to Nidec Corporation	41.78	98.95	1.12
Cash dividends paid	¥30.00	¥40.00	$0.45

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥5,881	¥13,783	$155,775
Loss on discontinued operations attributable to Nidec Corporation	(62)	-	-
Net income attributable to Nidec Corporation	¥5,819	¥13,783	$155,775

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010

Cash flows from operating activities:
Consolidated net income	¥6,065	¥15,521	$175,418
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,537	7,896	89,241
Loss on marketable securities, net	15	158	1,786
Loss on sales, disposal or impairment of property, plant and equipment	344	45	509
Equity in net losses (income) of affiliated companies	107	(2)	(23)
Foreign currency adjustments	1,600	4,480	50,633
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	2,922	(3,378)	(38,178)
Decrease (increase) in inventories	37	(12,858)	(145,321)
Increase in notes and accounts payable	6,196	8,612	97,333
Other	1,907	(415)	(4,691)
Net cash provided by operating activities	26,730	20,059	226,707

Cash flows from investing activities:
Additions to property, plant and equipment	(8,378)	(12,427)	(140,450)
Proceeds from sales of property, plant and equipment	80	99	1,119
Other	212	(1,490)	(16,840)
Net cash used in investing activities	(8,086)	(13,818)	(156,171)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(51,065)	13,435	151,842
Repayments of long-term debt	(549)	(435)	(4,916)
Purchases of treasury stock	(2)	(2)	(23)
Payments for additional investments in subsidiaries	(1,984)	(2,838)	(32,075)
Dividends paid to shareholders of Nidec Corporation	(4,179)	(5,572)	(62,975)
Dividends paid to noncontrolling interests	(626)	(777)	(8,782)
Other	-	89	1,007
Net cash (used in) provided by financing activities	(58,405)	3,900	44,078

Effect of exchange rate changes on cash and cash equivalents	(1,200)	(6,076)	(68,671)
Net (decrease) increase in cash and cash equivalents	(40,961)	4,065	45,943
Cash and cash equivalents at beginning of period	200,966	123,309	1,393,637
Cash and cash equivalents at end of period	¥160,005	¥127,374	$1,439,580

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2010 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2010, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2010, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥88.48 = US$1, the approximate current exchange rate at June 30, 2010.

Certain reclassifications in consolidated statements of income for the three months ended June 30, 2009 have been made to conform to the presentation used for the three months ended June 30, 2010.

As of September 30, 2009, NIDEC discontinued its semiconductor manufacturing equipment business. The results of the semiconductor manufacturing equipment business were previously recorded in the NTSC and All Others reporting segments. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements- Discontinued Operations".

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2010, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 860 “Transfers and Servicing” updated by Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 requires more disclosure about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” which changes the criteria for derecognizing financial assets. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

As of April 1, 2010, NIDEC adopted ASC 810 “Consolidation” updated by ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements to be adopted in future periods

All newly issued ASU which NIDEC has not yet adopted are either not applicable or are expected to have a minimal impact on NIDEC’s consolidated financial position, results of operations or liquidity.

3. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the three months ended June 30, 2010 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2010
Goodwill	¥72,818	$822,988
Accumulated impairment losses	(587)	(6,634)
	72,231	816,354

Translation adjustments	(507)	(5,730)

Balance as of June 30, 2010
Goodwill	72,311	817,258
Accumulated impairment losses	(587)	(6,634)
	¥71,724	$810,624

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,993	¥7,714	¥143	¥16,564

Held-to-maturity
Japanese government debt securities	200	-	-	200
	¥9,193	¥7,714	¥143	¥16,764

Securities not practicable to fair value
Equity securities	¥698

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	June 30, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,813	¥4,915	¥222	¥13,506

Held-to-maturity
Japanese government debt securities	200	4	-	204
	¥9,013	¥4,919	¥222	¥13,710

Securities not practicable to fair value
Equity securities	¥694

	U.S. dollars in thousands
	June 30, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$99,604	$55,549	$2,509	$152,644

Held-to-maturity
Japanese government debt securities	2,260	46	-	2,306
	$101,864	$55,595	$2,509	$154,950

Securities not practicable to fair value
Equity securities	$7,845

The net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥1,297 million ($14,659 thousand) during the three months ended June 30, 2010, and increased by ¥2,164 million ($24,458 thousand) during the year ended March 31, 2010.

Proceeds from sales of available-for-sale securities was ¥50 million ($565 thousand) for the three months ended June 30, 2010. On those sales, gross realized gains were ¥6 million ($68 thousand) and gross realized losses were ¥0 million ($0 thousand) for the three months ended June 30, 2010.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥359	¥30	¥349	¥113

	Yen in millions
	June 30, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,191	¥203	¥141	¥19

	U.S. dollars in thousands
	June 30, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	$13,461	$2,294	$1,594	$215

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a decline is less than 20%, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of June 30, 2010, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of June 30, 2010 and March 31, 2010, held-to-maturity securities of ¥200 million ($2,260 thousand) and ¥200 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Equity:

A summary of the changes in equity in the consolidated balance sheet for the three months ended June 30, 2009 and 2010 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the three months ended June 30, 2009:
Balance at March 31, 2009	¥297,148	¥60,539	¥357,687
Comprehensive income:
Net income	5,819	246	6,065
Other comprehensive income (loss):
Foreign currency translation adjustments	972	(20)	952
Unrealized gains from securities, net of reclassification adjustment	1,601	225	1,826
Pension liability adjustments	35	5	40
Total comprehensive income	8,427	456	8,883
Purchase of treasury stock	(2)	-	(2)
Dividends paid to shareholders of Nidec Corporation	(4,179)	-	(4,179)
Dividends paid to noncontrolling interests	-	(626)	(626)
Capital transaction with consolidated subsidiaries and other	-	(1,757)	(1,757)
Balance at June 30, 2009	¥301,394	¥58,612	¥360,006

For the three months ended June 30, 2010:
Balance at March 31, 2010	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income	13,783	1,738	15,521
Other comprehensive income (loss):
Foreign currency translation adjustments	(9,969)	(712)	(10,681)
Unrealized losses on securities, net of reclassification adjustment	(1,297)	(368)	(1,665)
Pension liability adjustments	697	3	700
Total comprehensive income	3,214	661	3,875
Purchase of treasury stock	(2)	-	(2)
Dividends paid to shareholders of Nidec Corporation	(5,572)	-	(5,572)
Dividends paid to noncontrolling interests	-	(777)	(777)
Capital transaction with consolidated subsidiaries and other	(1,274)	(1,514)	(2,788)
Balance at June 30, 2010	¥336,675	¥59,592	¥396,267

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	Nidec Corporation total	Noncontrolling interests	Total equity
For the three months ended June 30, 2010:
Balance at March 31, 2010	$3,846,172	$691,929	$4,538,101
Comprehensive income:
Net income	155,775	19,643	175,418
Other comprehensive income (loss):
Foreign currency translation adjustments	(112,670)	(8,047)	(120,717)
Unrealized losses on securities, net of reclassification adjustment	(14,659)	(4,159)	(18,818)
Pension liability adjustments	7,877	34	7,911
Total comprehensive income	36,323	7,471	43,794
Purchase of treasury stock	(23)	-	(23)
Dividends paid to shareholders of Nidec Corporation	(62,975)	-	(62,975)
Dividends paid to noncontrolling interests	-	(8,782)	(8,782)
Capital transaction with consolidated subsidiaries and other	(14,399)	(17,111)	(31,510)
Balance at June 30, 2010	$3,805,098	$673,507	$4,478,605

6. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2009 and 2010 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
Net periodic pension cost for defined benefit plans:
Service cost	¥360	¥299	$3,379
Interest cost	138	109	1,232
Expected return on plan assets	(31)	(47)	(531)
Amortization of net actuarial loss	31	28	316
Amortization of prior service credit	(16)	(34)	(384)
Gains from curtailments and settlements	-	(186)	(2,102)
Net periodic pension cost for defined benefit plans	482	169	1,910
Cost for multiemployer pension plans	49	49	554
Cost for defined contribution plans	¥91	¥135	$1,526

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the three months ended June 30, 2009 and 2010:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended June 30, 2009:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥5,881	139,292	¥42.22
Loss on discontinued operations attributable to Nidec Corporation	(62)	139,292	(0.44)
Net income attributable to Nidec Corporation	5,819	139,292	41.78
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	5,881	139,292	42.22
Loss on discontinued operations attributable to Nidec Corporation	(62)	139,292	(0.44)
Net income attributable to Nidec Corporation	¥5,819	139,292	¥41.78
For the three months ended June 30, 2010:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,783	139,291	¥98.95	$1.12
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,783	139,291	¥98.95	$1.12

NIDEC has no dilutive securities outstanding for the three months ended June 30, 2009 and 2010, and therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

8. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the three months ended June 30, 2009 and 2010. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Three months ended June 30
	2009	2010
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(19.7)	(21.1)
Tax (benefit) on undistributed earnings	2.0	2.1
Valuation allowance	2.4	0.6
Liabilities for unrecognized tax benefits	3.7	3.4
Other	(1.0)	0.0
Estimated effective income tax rate	28.4%	26.0%

The estimated effective income tax rate for the three months ended June 30, 2010 was 26.0%, and it lowered by about 2.4% compared with the effective income tax rate for the three months ended June 30, 2009. The main reason of decrease was due to a net impact of a decrease in the impact on the effective tax rate of the valuation allowance and tax benefit in foreign subsidiaries.

9. Contingencies:

NIDEC has guaranteed approximately ¥140 million ($1,582 thousand) of bank loans for employees in connection with their housing costs at June 30, 2010. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥140 million ($1,582 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2010	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥16,564	¥16,564	-	-
Liabilities:
Derivative liabilities	¥2	-	¥2	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	June 30, 2010	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥13,506	¥13,506	-	-
Liabilities:
Derivative liabilities	¥0	-	¥0	-

	U.S. dollars in thousands
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	June 30, 2010	Level 1	Level 2	Level 3
Assets:
Marketable securities	$152,644	$152,644	-	-
Liabilities:
Derivative liabilities	$0	-	$0	-

Level 1 marketable securities are comprised primarily of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2010
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥123,309	¥123,309
Short-term investments	3,891	3,891
Short-term loan receivable	158	158
Long-term loan receivable	358	363
Short-term borrowings	(115,467)	(115,467)
Long-term debt including the current portion and excluding capital lease obligation	¥(641)	¥(579)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	June 30, 2010		June 30, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥127,374	¥127,374	$1,439,580	$1,439,580
Short-term investments	4,731	4,731	53,470	53,470
Short-term loan receivable	168	168	1,899	1,899
Long-term loan receivable	376	383	4,250	4,329
Short-term borrowings	(128,673)	(128,673)	(1,454,261)	(1,454,261)
Long-term debt including the current portion and excluding capital lease obligation	¥(598)	¥(558)	$(6,759)	$(6,307)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, time deposits, short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

11. Segment data:

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2009 and 2010:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥45,152	¥52,532	$593,716
Other small precision brushless DC motors	15,914	21,456	242,495
Brushless DC fans	7,337	8,840	99,910
Other small precision motors	3,869	4,859	54,917
Sub-total	72,272	87,687	991,038
Mid-size motors	15,704	24,760	279,837
Machinery	7,599	17,221	194,632
Electronic and optical components	22,306	32,380	365,958
Others	5,605	8,752	98,915
Consolidated total	¥123,486	¥170,800	$1,930,380

(2) Operating segment information

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental income or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, and NSRV’s operating income or loss is determined using Japanese GAAP, NET applies Thai accounting principles, NCC and NCD apply Chinese accounting principles, NCS applies Singaporean accounting principles, NCH applies Hong Kong accounting principles, NCF applies Philippine accounting principles, NTMC mainly applies Japanese GAAP, and NMA applies mainly International Financial Reporting Standards (IFRS). Therefore NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three months ended June 30, 2009 and 2010, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
Net sales to external customers:
NCJ	¥14,441	¥18,548	$209,629
NET	19,290	21,946	248,033
NCC	5,004	6,668	75,362
NCD	1,403	1,519	17,168
NCS	5,872	6,509	73,565
NCH	10,525	14,753	166,738
NCF	1,711	1,886	21,316
NSNK	6,869	11,228	126,899
NCPL	9,019	12,961	146,485
NTSC	4,168	7,202	81,397
NCEL	3,441	5,658	63,947
NSRV	3,618	4,381	49,514
NTMC	8,452	14,852	167,857
NMA	6,603	9,007	101,797
All Others	21,968	33,031	373,315
Total	122,384	170,149	1,923,022
Adjustments*1	1,102	651	7,358
Consolidated total	¥123,486	¥170,800	$1,930,380

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Adjustments for the three months ended June 30, 2009. US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments for the three months ended June 30, 2010.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
Net sales to other operating segments:
NCJ	¥16,966	¥20,924	$236,483
NET	9,116	10,852	122,649
NCC	937	1,178	13,314
NCD	5,560	6,444	72,830
NCS	64	123	1,390
NCH	1,348	511	5,775
NCF	5,752	8,239	93,117
NSNK	2,384	4,696	53,074
NCPL	695	1,456	16,456
NTSC	28	89	1,006
NCEL	962	1,622	18,332
NSRV	816	1,557	17,597
NTMC	198	240	2,712
NMA	1,865	1,467	16,580
All Others	35,604	65,942	745,276
Total	82,295	125,340	1,416,591
Intersegment elimination	¥(82,295)	¥(125,340)	$(1,416,591)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2009	2010	2010
Operating income or loss:
NCJ	¥1,383	¥3,103	$35,070
NET	4,246	5,888	66,546
NCC	173	754	8,522
NCD	741	1,233	13,935
NCS	59	77	870
NCH	136	193	2,181
NCF	988	1,945	21,982
NSNK	(130)	1,730	19,553
NCPL	(44)	782	8,838
NTSC	256	603	6,815
NCEL	224	1,043	11,788
NSRV	(30)	456	5,154
NTMC	179	1,140	12,884
NMA	(183)	157	1,774
All Others	2,208	7,769	87,806
Total	10,206	26,873	303,718
U.S. GAAP adjustments to accrue pension and severance costs	90	174	1,967
Consolidation adjustments mainly related to elimination of intercompany profits	(284)	(1,052)	(11,890)
Reclassification *1	(17)	(137)	(1,548)
Others *2	289	1,145	12,941
Consolidated total	¥10,284	¥27,003	$305,188

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

*2 Others mainly includes operating income or loss of subsidiaries not included in management reports due to their immateriality.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Subsequent events

Acquisition of motors & controls business of Emerson Electric Co..

On August 18, 2010, NIDEC entered into an asset and stock purchase agreement with Emerson Electric Co. ("Emerson") to acquire the Motors & Controls business ("EMC") of Emerson.

(Purpose of Transaction)

Through the acquisition of EMC, which has a strong presence in the home appliance motor business in North America, NIDEC intends to scale up our home appliance motor business with a renewed focus on research and development, manufacturing and sales activities.

NIDEC believes that EMC’s large industrial motors, medium-size central air conditioning motors, related motion control technologies and the developing main motors for electric vehicle and hybrid electric vehicle, will not only expand our current product portfolio, but also contribute to further stabilizing volatility in our profitability.

(Description of EMC)

Industrial, air conditioning and home appliance motor business of Emerson, a conglomerate in the United States, with research and development, production and sales centers mainly in the United States, Mexico, the United Kingdom and People’s Republic of China.